UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

HYPERDYNAMICS CORP (Name of Issuer)
Common Stock, par Value $.001 (Title of Class of Securities)
448954107 (CUSIP Number)
Christopher Watts One Sugar Creek Center Blvd, Suite 125 Sugar Land, TX 77478 713-353-9400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 07, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 448954107

1.	Names of Reporting Persons. Christopher Watts I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,544,752

	8.	Shared Voting Power 3,544,752

	9.	Sole Dispositive Power 3,544,514

	10.	Shared Dispositive Power 3,544,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,544,514

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.0

14.	Type of Reporting Person IN

Christopher Watts is the beneficiary of CW Trust, which owns 100% of CW Navigation, Inc. His beneficial ownership derives in part from his interest in CW Navigation, Inc. Christopher Watts, CW Trust, and CW Navigation, Inc. are each filing separate Schedule 13D's.
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Item 1. Security and Issuer Common Stock, par Value $.001 Hyperdynamics Corporation One Sugar Creek Center Blvd, Suite 125 Sugar Land, Tx 77478

Item 2. Identity and Background.

(a)	Name: Christopher Watts

(b)	Residence or business address: One Sugar Creek Center Blvd, Suite 125 Sugar Land, Tx 77478

(c)	Present Principal Occupation or Employment: Director of communications

(d)	Criminal Conviction: None.

(e)	Court or Administrative Proceedings: None.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         On March 7, 2007, DJX Ltd, the owner of 2,725 shares of Hyperdynamics Series B Preferred Stock, transferred ownership of 100% of its preferred stock to five corporations, including CW Navigation, Inc., owned by five trusts, including CW Trust, whose beneficiaries are the grandchildren of Ernest Watts, including Christopher Watts, who were the original beneficiaries of DJX Ltd.

Item 4. Purpose of Transaction
Christopher Watts plans to hold his stock as an investment.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Not applicable.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not applicable.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not applicable.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not applicable.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not applicable.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not applicable.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not applicable.
(j) Any action similar to any of those enumerated above.
Christopher Watts currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule D.

Item 5. Interest in Securities of the Issuer.

(a)

Christopher Watts is the beneficiary of CW Trust, which owns 100% of CW Navigation, Inc. and is thus the indirect beneficial owner of all shares owned by CW Navigation Inc.

CW Navigation, Inc. holds 396 shares of Hyperdynamics Series B Preferred Stock. Hyperdynamics Series B Preferred Stock is convertible into common stock at a conversion price of $.135 per share. Accordingly, CW Navigation, Inc. is the beneficial owner of 2,933,330 shares of Hyperdynamics common stock derived from its ownership of Hyperdynamics Series B Preferred Stock. Additionally, CW Navigation, Inc. holds warrants to purchase 580,000 shares of common stock in Hyperdynamics Corporation and 6,296 shares of Hyperdynamics common stock. The total beneficially owned by Christopher Watts due to his interest in CW Navigation, Inc. is 3,519,626.

Additionally, Christopher Watts directly owns 7,500 shares of common stock and options to purchase 24,888 shares of common stock in Hyperdynamics Corporation.

The total beneficially owned, 3,544,514, represents 6.0% of the total shares outstanding.

(b)

Each share of Hyperdynamics Series B Preferred Stock may vote the equivalent of 7,408 shares of common stock. Christopher Watts, through CW Navigation, Inc., owns 396 shares of Series B Preferred Stock, warrants to purchase 580,000 shares of Hyperdynamics common stock, and 6,296 shares of common stock. He also owns 7,500 shares of common stock and options to purchase 24,888 shares of common stock. His beneficial ownership results in voting power over 3,544,752 shares of common stock.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2007
Christopher Watts
By:	/s/ Christopher Watts Christopher Watts

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